SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

FINAL AMENDMENT

DENISON INTERNATIONAL PLC

(Name of Subject Company)

DENISON INTERNATIONAL PLC

(Name of Person(s) Filing Statement)

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares, each representing one

Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Bruce A. Smith

Chief Financial Officer

Denison International plc

14249 Industrial Parkway

Marysville, OH 43040

(937) 644-4437

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Laurence D. Weltman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Denison International plc, a public limited company organized under the laws of England and Wales (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2003, as amended by Amendment No. 1 thereto filed with the Commission on December 31, 2003, and as further amended by Amendment No. 2 thereto filed with the Commission on January 13, 2004 (as so amended, the “Schedule 14D-9”), with respect to the offer made by Parker-Hannifin Corporation, an Ohio corporation (“Purchaser”), to purchase all of the Ordinary Shares, $0.01 par value per share, of the Company (the “Ordinary Shares”), and the American Depositary Shares each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), that are outstanding at any time during the Offer (as hereinafter defined), and all of the issued and outstanding A Ordinary Shares, £8.00 par value per share, of the Company (the “A Ordinary Shares”), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 19, 2003, and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as the same has been and may be amended from time to time, that was initially filed by Purchaser with the Commission on December 19, 2003.

ITEM 8.    ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraphs:

“4. The Offer expired at 8:00 a.m., New York City time, on Thursday, February 12, 2004. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), approximately 6,973 A Ordinary Shares, or approximately 99% of the outstanding A Ordinary Shares on a fully diluted basis, and approximately 10,163,704 Ordinary Shares, including those Ordinary Shares that are represented by ADSs (including those shares tendered pursuant to guaranteed delivery procedures), or approximately 96% of the outstanding Ordinary Shares, including those Ordinary Shares that are represented by ADSs, on a fully diluted basis, have been validly tendered and not withdrawn in the Offer. The Company has been advised that Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Ordinary Shares, including those Ordinary Shares that are represented by ADSs, and A Ordinary Shares, in each case, in accordance with the terms of the Offer. A copy of the joint press release, dated February 12, 2004, issued by Purchaser and the Company announcing the expiration and successful completion of the Offer is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

The Company has been advised that Purchaser intends to acquire all Ordinary Shares and A Ordinary Shares not tendered into the Offer through a compulsory acquisition of such Ordinary Shares and A Ordinary Shares pursuant to Sections 428 to 430F of the United Kingdom Companies Act 1985 (the “Compulsory Acquisition”). Sections 428 to 430F of the United Kingdom Companies Act 1985 set forth the provisions by which an offeror who has acquired or contracted to acquire not less than nine-tenths of the value of the shares to which the offer relates can acquire the remaining shares after completion of a tender offer or other acquisition. Through the Compulsory Acquisition, all non-tendering holders of Ordinary Shares and A Ordinary Shares will receive the same consideration payable in the Offer — $24.00 per Ordinary Share or A Ordinary Share in cash without interest, subject to a reduction for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to such shareholders. The Form of Letter to Non-Assenting Holders of A Ordinary Shares, the Form of Letter to Non-Assenting Holders of Ordinary Shares, the Form of Section 429(4) Notice to Non-Assenting Holders of A Ordinary Shares and Ordinary Shares, the Form of Section 429dec Notice of Compulsory Acquisition and the Form of Advertisement in the London Gazette are included as Exhibits (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I), respectively, hereto and are incorporated herein by reference.”

ITEM 9.    EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(B)	Joint Press Release issued by the Company and Purchaser on February 12, 2004, announcing the expiration and successful completion of the Offer.

(a)(1)(E)	Form of Letter to Non-Assenting Holders of A Ordinary Shares (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(F)	Form of Letter to Non-Assenting Holders of Ordinary Shares (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(G)	Form of Section 429(4) Notice to Non-Assenting Holders of A Ordinary Shares and Ordinary Shares (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(H)	Form of Section 429dec Notice of Compulsory Acquisition (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(I)	Form of Advertisement in the London Gazette (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENISON INTERNATIONAL PLC

By:	/S/ BRUCE A. SMITH
	Name: Title:	Bruce A. Smith Chief Financial Officer

Dated: February 12, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by the Company and Purchaser on February 12, 2004, announcing the expiration and successful completion of the Offer.*

(a)(1)(E)	Form of Letter to Non-Assenting Holders of A Ordinary Shares (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(F)	Form of Letter to Non-Assenting Holders of Ordinary Shares (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(G)	Form of Section 429(4) Notice to Non-Assenting Holders of A Ordinary Shares and Ordinary Shares (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(H)	Form of Section 429dec Notice of Compulsory Acquisition (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

(a)(1)(I)	Form of Advertisement in the London Gazette (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 6 to the Schedule TO of Purchaser filed on February 12, 2004).

*	Filed herewith.